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                                                                 Exhibit (a)(4)

            Exhibit (a)(4) - Press Release, dated January 25, 2001

FOR IMMEDIATE RELEASE

Delco Remy International, Inc. Recommends that Stockholders Take No Action With Respect to Tender Offer

     Anderson, Indiana, January 25, 2001 - Delco Remy International, Inc. (the "Company") (NYSE: RMY) announced today, that a special committee of its Board of Directors recommended that holders of its Class A common stock take no action at this time with respect to a tender offer (the "Offer") by an affiliate of Citicorp Venture Capital Ltd. ("CVC") to purchase all of the shares of the Company's Class A common stock not currently owned by affiliates of CVC, at a price of $8.00 per share in cash. The special committee's recommendation was based upon the factors set forth in the Schedule 14D-9 filed by the Company today, including the lack of sufficient time to determine the fairness of the Offer to the holders of the Company's Class A common stock. The special committee will continue to evaluate the terms of the Offer and expects that it will be able to make a recommendation with respect to the Offer prior to the termination of the Offer. The Schedule 14D-9 and other filed documents will be mailed to holders of the Company's Class A common stock or can be obtained without charge at the website of the Securities and Exchange Commission at http://www.sec.gov, or without charge from the Company.
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     The Company, headquartered in Anderson, Indiana (USA), became a public company in 1997. The Company designs, manufactures, remanufactures and distributes electrical, powertrain/drivetrain and related components and provides core exchange services for automobiles and light trucks, medium- and heavy-duty trucks and other heavy-duty and industrial applications. Products include starter motors, alternators, engines, transmissions, torque converters, fuel systems and traction control systems. The Company serves the aftermarket and original equipment manufacturer market, principally in North America, as well as Europe, Latin America and Asia Pacific. More information is available on the Company web site at http://www.delcoremy.com.
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     This press release contains forward-looking statements regarding the Offer for the Company's Class A common stock described herein. These statements are identified by words such as "will," "may," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to the Company and are subject to a variety of risks and uncertainties, including the Company's further evaluation and recommendation with respect to the Offer, and alternatives that may be pursued or other actions that may be undertaken by the Company in response to, or independent of, the Offer. Actual events, actions and effects of the Offer may depend on one or more of these risks and uncertainties and may vary materially from the future events, actions and effects described in this press release. The Company undertakes no obligation to update any forward-looking statements made in this press release.

Investor Relations:    J. Timothy Gargaro          765-778-6660
                       David E. Stoll              765-778-6523
Media Relations:       John J. Pyzik               765-778-6607
Delco Remy Website:    http://www.delcoremy.com